UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 20, 2010

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 20, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE
New York and Stockholm — July 20, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED JUNE 30, 2010

(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

Q2 Highlights

•                              Reported revenues up 14% to $929 million (Q2 09: $814 million)

•                              Organic constant currency revenues up 11% versus Q2 09

•                              EBITDA up 17% to $436 million (Q2 09: $371 million)

•                              EBITDA margin of 47.0% (+1.4 percentage points vs Q2 09)

•                              Mobile customers up 19% versus Q2 09, bringing total customers to 36.7 million

•                              Basic earnings per common share* of $1.23 (Q2 09: $1.05)

•                              Free cash flow of $155 million (Q2 09: $61 million)

•                              Payment of $6.00 of dividends per share and commencement of buyback

•                              2010 EBITDA margin guidance raised to around 47% from the mid-40s

•                              2010 operating free cash flow margin guidance raised to the high teens from the mid teens

*      Includes discontinued operations

Mikael Grahne, President and CEO of Millicom, commented:

“The Group has made continued good progress in the second quarter. We have demonstrated an increasing level of control and consistency over the past 18 months: our operating model and strategy, focused on strong branding, market-leading distribution, customer-orientated innovation and a low cost base, are proving successful and sustainable.

“Our customer market share continues to increase. Growth has accelerated in South America, with all three of our markets performing strongly.  In Africa, we have maintained a good rate of growth and are outperforming our competitors.  In Central America, although remittances have shown some early signs of recovery, we continue to face headwinds from a weak economic environment and the impact of new taxes and interconnect cuts introduced in previous quarters. We believe that this region can return to growth, driven by our focus on innovation and the major opportunity that 3G presents, given the latent demand for internet access.

“ARPU in local currency declined further, but at a slower rate despite increasing taxes and regulation.  In South America, local currency ARPU was up 2%, as a result of strong execution on 3G and value-added services (“VAS”).  VAS revenues across the Group were up 29% in local currency, with non-SMS services being the main driver.

“Our EBITDA margin showed further improvement, and stood at 47.0% in Q2.  We have increased our strong margins in Central America while continuing to expand underlying margins in Africa as we achieve increasing scale in each market there.  With the strong margin performance in H1, and the full consolidation of Honduras in the second half of the year, we now expect the Group EBITDA margin to be around 47% for the full year 2010, compared to previous guidance of a margin in the mid-40s.

“We generated operating free cash flow of $227 million in Q2, or 24% of revenues.  This was partly driven by the strong margin performance, and partly by favourable capex phasing, with a total capex spend of $129 million in Q2.  Again, taking into account our strong H1 performance and the full consolidation of Honduras, we are raising our guidance for operating free cash flow for 2010, from the mid teens to the high teens as a percentage of revenues. We still expect to invest approximately $700 million in capex for 2010 as a whole.

“As ever, we maintain a balanced view of the outlook.  We have multiple growth opportunities in voice penetration, market share gains, and new services. Our focus on branding, innovation, distribution and tight operational control has been key to our success thus far.  However, external factors — particularly the economic environment and regulation — may continue to influence our performance.”

Financial and operating summary for the quarter to June 30, 2010 and 2009

MOBILE CUSTOMERS (‘000)	Jun 30, 2010	Jun 30, 2009	Change	Mar 31, 2010	Dec 31, 2009	Sept 30, 2009

— Total (i)	36,729	30,758	19%	35,094	33,920	31,857

— Attributable (ii)	32,295	26,837	20%	30,751	29,700	27,827

REPORTED NUMBERS(iv) US$ million	Q2 2010	Q2 2009	Q2 – Q2 % change (constant currency)	Q1 2010	Q4 2009		Q2 – Q2 % change (reported)	FY 2009

— Group Revenue	929	814	11%	905	924		14%	3,373

— Central America	330	332	(1)%	322	330		0%	1,315

— South America	323	249	19%	312	313		30%	1,076

— Africa	219	183	23%	217	227		20%	782

— Cable	56	50	9%	54	53		11%	200

— EBITDA (iii)	436	371	—	424	431		17%	1,545

— EBITDA margin	47.0%	45.6%	—	46.8%	46.6%		—	45.8%

— Net profit for the period	134	114	—	156	454	*	17%	804	*

* Includes gains on disposal of $289 million

(i)	Total customer figures represent the worldwide total number of customers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable customers are calculated as 100% of mobile customers in Millicom’s subsidiary operations and Millicom’s percentage ownership of customers in each joint venture operation.
(iii)	EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales,sales and marketing costs and general and administrative expenses from revenues.
(iv)	Excludes discontinued operations, except net profit.

•	Investments include capex of $129 million for Q2 10. Capex for FY 2010 is expected to be around $700 million

•	Cash and cash equivalents of $1,276 million at end of Q2 10, including $47 million of pledged deposits

•	Cash up-streaming of $280 million in Q2 10

•	Net debt of $1,240 million with an extrapolated full year net debt/EBITDA ratio of 0.7 times

•	A loss of $35 million for foreign exchange was recorded in Q2 10 which was mainly the result of the foreign exchange impact on dollar denominated debt

Review of operations

Financial results for the three months ended June 30, 2010

Mobile customers

In Q2 10, Millicom added 1.6 million net new mobile customers, reaching 36.7 million total mobile customers, an increase of 19% versus Q2 09. Of this number, 1.8 million were using 3G-enabled devices.

In Central America, Guatemala grew its customer base by 19% year-on-year and Honduras and El Salvador grew their customer bases by 5% and 3% year-on-year respectively, producing customer growth for the region as a whole of 10%.

In South America, total customers increased by 15% year-on-year.  Bolivia recorded an increase of 17%, the highest in the region, despite the requirement for SIM card registration. In Paraguay some 53 thousand customers were added in the quarter, a year-on-year increase of 13%.  In Colombia the increase was 15%.

In Africa, total customers increased by 34%, with 1.3 million net adds in the quarter.  The best performing markets in terms of customer growth were Chad which grew by 53% year-on-year, DRC, which grew by 44%, and Tanzania, which grew by 43%.  Rwanda showed a strong pick-up in momentum, with 259 thousand customers added in the last three months.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, SIM card registration, competitor promotions and our own marketing activities. In H2 we expect to see a temporary slowdown in customer additions in Africa, driven mainly by the compulsory registration of new customers in Ghana commencing in Q3 and in Tanzania commencing in Q4.

	Net additional mobile customers (‘000)
	Total	Central Am.	South Am.	Africa
Q2 10	1,635	149	212	1,273
Q1 10	1,174	320	211	643
Q4 09	2,063	536	401	1,126
Q3 09	1,100	244	355	502
Q2 09	1,675	588	325	762

Customer market share

Millicom’s total market share increased by 0.2 points to 29.4% on a weighted basis compared to Q1 10.  Excluding Rwanda, our market share passed 30%. We gained market share in all regions, with a particularly strong performance in Africa where we gained 1.5 percentage points of share to 32.5%, excluding Rwanda.  In Rwanda, we have reached 12% share within 7 months of our launch.

	Market share (%)
	Total	Central Am.	South Am.	Africa
Q2 10	29.4%	53.7%	17.3%	30.3%
Q1 10	29.2%	53.4%	16.8%	31.0%
Q4 09	28.7%	53.0%	16.3%	30.8%
Q3 09	28.7%	53.5%	16.3%	30.4%
Q2 09	27.9%	52.4%	15.4%	30.2%

Source: company data

ARPU

Year-on-year, local currency ARPU declined 8%, reflecting increasing stabilization relative to the much steeper declines in the first half of 2009. The decline has been driven in part by the changing country mix, with higher customer growth in our lower ARPU African markets, and by increased taxes in Central America.

Local currency ARPU in South America was up 2% year-on-year, a notable achievement in the context of high penetration.  In Africa it fell 7%, the slight deterioration reflecting very strong customer growth and the impact of new taxes in Ghana.  ARPU in Central America was affected by interconnect cuts and new taxes introduced in 2009 in Honduras and El Salvador.

	Year-on-year local currency ARPU growth (%)*
	Total	Central Am.	South Am.	Africa
Q2 10	(8)%	(11)%	2%	(7)%
Q1 10	(9)%	(13)%	0%	(3)%
Q4 09	(10)%	(20)%	(4)%	(9)%
Q3 09	(12)%	(19)%	(3)%	(15)%
Q2 09	(16)%	(20)%	(3)%	(23)%

* Excluding Rwanda

Revenues, EBITDA and EBITDA margin

Total revenues for the three months ended June 30, 2010 were $929 million, an increase of 14% from Q2 09. Underlying revenue growth in constant currency was 11% versus Q2 09, similar to the rate achieved in Q1 10. While currency movements continued to boost reported performance, the strengthening of the dollar against a number of our currencies in the latter part of Q2 tempered this benefit.

Strong revenue growth in Africa was driven by good performances from DRC and Tanzania which reported local currency top line growth of 39% and 42% respectively.  In South America, reported revenues were strong in all three markets and we continued to benefit from a positive forex impact in Colombia.  Revenues in Central America were down marginally year-on-year in local currency, and continue to be negatively affected by the full year impact of new taxes and interconnection rate cuts.

VAS revenues continued to grow strongly, rising 29% over Q2 09 in local currency.  VAS represent 22% of recurring mobile revenues, and we expect new services to be a major driver of Group revenues and profitability going forward.  Non-SMS VAS, which comprise more sophisticated and less commoditised services, grew 50% in local currency. 3G customers and revenues are growing rapidly, and already account for nearly 5% of recurring mobile revenues in Latin America. The lower growth rate of total VAS revenues in Q2 10 reflects slower growth in SMS.

Group EBITDA for the quarter was $436 million, an increase of 17% from Q2 09, and the EBITDA margin reached 47.0%.  In Central America, our scale and strong market positions combined with a favourable product mix and good cost control continued to deliver very healthy margins. In South America, the EBITDA margin was 42.7%, an increase of 3.5 percentage points over Q2 09, helped by the strengthening margin in Colombia.  The margin in Africa was 36.9% (39.0% excluding Rwanda), up 3.2 percentage points from Q2 09 despite the start-up costs in Rwanda.

Group	Q2 10	Q1 10	Q4 09	Q3 09	Q2 09
Customers (m)	36.7	35.1	33.9	31.9	30.8
YoY growth (%)	19%	21%	22%	20%	25%
Revenues ($m)	929	905	924	856	814
YoY growth (%) (reported)	14%	16%	10%	7%	5%
YoY growth (%) (organic, constant currency)	11%	11%	9%	9%	11%
EBITDA ($m)	436	424	431	392	371
YoY growth (%)	17%	20%	13%	13%	14%
Margin (%)	47.0%	46.8%	46.6%	45.8%	45.6%
Total ARPU ($)	9.2	9.4	10.1	9.8	9.7

Central America

We recorded 149 thousand net customer additions in Central America in Q2 10.  Growth in Guatemala continued to be very good, with 255 thousand net additions and a year-on-year growth rate of 19%.  However, our base of customers in El Salvador and Honduras declined during the quarter, reflecting our continued focus on higher value customers.   The take-up of 3G services continued to be encouraging, and at the end of June nearly 4% of customers in Central America were using 3G services.

Revenues in Q2 10 were $330 million, broadly flat year-on-year.  The flow of remittances from the US improved in the second quarter, with year-on-year growth in all three markets, albeit off a much lower base than before.  However, remittance trends have historically been quite volatile and we do not yet have sufficient evidence of a sustained recovery. In addition, after 18 months of sharp declines in disposable income, we anticipate some caution on the part of our customers.

In local currency, revenues for Central America overall were marginally down year-on-year. Guatemala maintained its strong recent performance, but revenues in Honduras and El Salvador continued to be impacted by taxes on incoming international calls and, in the case of El Salvador, a reduction in interconnect rates from 18 cents to 8 cents introduced in December 2009.  Overall, ARPU declines continue to moderate, as a growing appetite for 3G and other non-voice services goes some way to mitigating the impact of external factors.

Margins in Central America were 57.8%, an increase of 1.1 percentage points on Q1 10 and 1.4 percentage points on Q2 09, reflecting continued cost discipline and strong VAS growth.  EBITDA for Q2 10 was $191 million, up 2% year-on-year.

Capex in Central America in Q2 10 was $30 million, or 9% of revenues.  We expect total capex for the year to be weighted towards H2.

After the quarter end, we reached an agreement with our local partner in Honduras to take full control of Celtel, our Honduran mobile business. Under the agreement, we have been granted an unconditional call option over his 33% stake in Celtel for the next five years.  We have granted our local partner a put option on his stake for the same period in the event of a change of control of Millicom.  As a result of this agreement, we will fully consolidate our Honduran operations from Q3 10.  This will also crystallize a significant accounting revaluation in Q3 10. We have provided pro forma financial data for the last 18 months in the appendix to this statement.

Central America	Q2 10	Q1 10	Q4 09	Q3 09	Q2 09
Customers (m)	13.4	13.2	12.9	12.4	12.1
YoY growth (%)	10%	15%	15%	14%	18%
Revenues ($m)	330	322	330	326	332
YoY growth (%) (reported)	0%	(1)%	(7)%	(4)%	(3)%
YoY growth (%) (organic, constant currency)	(1)%	0%	(4)%	0%	0%
EBITDA ($m)	191	182	181	180	187
YoY growth (%)	2%	0%	(9)%	(3)%	0%
Margin (%)	57.8%	56.7%	54.9%	55.1%	56.4%
Total ARPU ($)	12.1	11.9	12.6	12.8	13.5
YoY growth (%) (reported)	(10)%	(13)%	(18)%	(17)%	(17)%

South America

In Q2 10, our South American customer base was up 15% year-on-year to 9.2 million.  With 212 thousand net adds during the quarter, we made good progress in all three markets.  Net adds in Colombia accelerated from Q1, while growth slowed a little in Bolivia as we completed the customer registration process.  We gained market share in Paraguay and Colombia, and maintained our share in Bolivia.

Revenues in South America in Q2 10 amounted to $323 million, up 30% from Q2 09 as we benefited from a positive currency translation effect in the quarter, mainly as a result of the strength of the Colombian peso.  Revenue growth in local currency continued its trend of recent quarters, by accelerating further to 19%.  Paraguay performed very strongly, with revenues up 13% in local currency despite our strong market share and a highly penetrated market.

ARPU was up 2% year-on-year in local currency, driven by a strong performance in 3G and other VAS, as well as continued innovation in voice and data “paquetigos”.  We now have over 750,000 customers using 3G services in South America, representing over 8% of our regional customer base.

EBITDA for Q2 10 was $138 million, up 42%, and the EBITDA margin was 42.7%, up 3.5 percentage points on Q2 09, helped by increasing scale and efficiency in both Colombia and Bolivia.  South America now accounts for 32% of Group EBITDA, up from 26% in Q2 09.

Capex in South America for Q2 10 amounted to $42 million, a decline of 6% from Q2 09 and representing 13% of revenues.

South America	Q2 10	Q1 10	Q4 09	Q3 09	Q2 09
Customers (m)	9.2	9.0	8.8	8.4	8.1
YoY growth (%)	15%	17%	18%	17%	17%
Revenues ($m)	323	312	313	277	249
YoY growth (%) (reported)	30%	32%	20%	1%	(2)%
YoY growth (%) (organic, constant currency)	19%	17%	15%	13%	16%
EBITDA ($m)	138	132	135	113	98
YoY growth (%)	42%	41%	34%	17%	19%
Margin (%)	42.7%	42.4%	43.0%	40.7%	39.2%
Total ARPU ($)	11.8	11.7	12.1	11.2	10.5
YoY growth (%) (reported)	12%	13%	3%	(13)%	(17)%

Africa

Customers in Africa increased by 34% year-on-year and 1.3 million new customers were added in Q2 10, bringing the total at the end of June to 14.1 million.  The improvement in intake compared to Q1 10 reflected a seasonal reduction in disconnections and an improved competitive position in a number of markets. We also saw strong demand towards the end of the quarter in Tanzania and Ghana, as customers sought to sign up before the compulsory registration of new customers began in July.  This is likely to lead to lower African intake in H2.

Tanzania, Rwanda and Ghana all showed strong improvements in customer net additions during the quarter, and together accounted for 883 thousand new customers compared to 143 thousand new customers in Q1 10.  Progress in Senegal was slower, as we attracted 75 thousand net new customers compared to 285 thousand in Q1 10.

Revenues in Africa were up 20% year-on-year to $219 million, with local currency revenues up 24%.  Tanzania, DRC and Chad continued to demonstrate the strongest growth. Rwanda is continuing to develop in line with our expectations and contributed $4 million of revenues during the quarter.  ARPU for Africa in local currency was down 7% year-on-year, reflecting the strong customer growth during the quarter.

After our discussions with the authorities in DRC, we have reached agreement on numbering taxes and mobile frequency charges totalling $3 million for the full year 2010, and continue to discuss microwave frequency charges.  All actual or potential financial exposure has been provided for.  In Senegal, the introduction of a new tax on incoming international calls in July has been passed on to customers, although we expect these higher tariffs to have an impact on call volumes.

EBITDA for Africa for Q2 10 reached $81 million, up 31% year-on-year. The EBITDA margin was 36.9%, up 3.2 percentage points over Q2 09. Excluding Rwanda, the margin was 39.0%. The margin was lower than the previous quarter as a result of provisions for tax and custom duties in Chad, but underlying trends continue to improve across a number of our markets as we reach critical mass and begin to achieve operating leverage.

We continue to invest heavily in Africa to capitalize on the growth potential and to address the likely increase in traffic as tariffs continue to decline.  Capex in Africa in Q2 10 was $42 million, or 19% of revenues, but will be higher in H2 in line with our group capex guidance.

Africa	Q2 10	Q1 10	Q4 09	Q3 09	Q2 09
Customers (m)	14.1	12.8	12.2	11.1	10.6
YoY growth (%)	34%	31%	35%	31%	41%
Revenues ($m)	219	217	227	200	183
YoY growth (%) (reported)	20%	27%	24%	7%	3%
YoY growth (%) (organic, constant currency)	24%	26%	26%	21%	23%
EBITDA ($m)	81	83	89	75	62
YoY growth (%)	31%	41%	39%	17%	9%
Margin (%)	36.9%	38.4%	39.3%	37.3%	33.7%
Total ARPU ($)	5.5	5.9	6.6	6.3	6.1
YoY growth (%) (reported)	(10)%	(5)%	(7)%	(21)%	(30)%

Cable and fixed broadband

At the end of Q2 10, Amnet, our cable and broadband business in Central America, had 642 thousand revenue generating units, up 11% year-on-year.  Residential broadband customer growth continued to be strong, up 34% year-on-year, and broadband customers now account for 25% of the customer base.

Revenues in Q2 10 for Amnet reached $49 million, up 12% from Q2 09.  Constant currency revenue growth was 9%. We continue to achieve consistent growth, driven mainly by our roll-out of broadband services to cable TV customers, with residential broadband revenues up 32% year-on-year.  Amnet passes 1.3 million homes in Central America and provides services to 480 thousand households giving a penetration of 37% of homes passed.  Customers take on average 1.3 services each from Amnet, and our aim is to increase this take-up of services by our customers by marketing bundled services, particularly by selling broadband services to our cable TV customers.

EBITDA for Amnet amounted to $18 million, up 7% versus Q2 09, with an EBITDA margin of 37.7% (Q2 09: 39.4% net of restructuring costs).  Including Navega, Cable operations generated operating free cash flow of $9 million in Q2 10 after capex of $15 million in the quarter.

Just after the period end, we reached agreement on the restructuring of the ownership of Amnet and Navega in Honduras by aligning the ownership structure of Amnet and Navega with that of our mobile operations. As a result, we will now be able to pursue synergies more effectively.

	Financial performance
US$m	Q2 10	Q1 10	Q4 09	Q3 09	Q2 09	FY 2009

Revenues	56	54	53	52	50	199
- Amnet	49	47	47	45	44	179
- Navega	12	12	11	11	11	35
- Intercompany revenues	(5)	(5)	(5)	(4)	(5)	(15)
EBITDA*	26	26	25	24	25	91
- Amnet	18	18	18	17	17	68
- Navega	8	8	7	7	8	23
EBITDA margin**	47%	48%	48%	43%	45%	45%

	Amnet Operating performance (‘000)
Homes Passed	1,309	1,294	1,287	1,277	1,237	1,287
Broadband customers as % of cable customers	36%	35%	32%	30%	29%	32%
Revenue Generating Units	642	645	631	611	578	631
RGUs/customer	1.33	1.32	1.31	1.30	1.29	—

*excluding installation costs

**EBITDA margin includes intercompany revenues

Forward looking statements

We are raising our guidance for 2010, to take into account our strong performance in H1 and the impact of the full consolidation of our Honduran operations from Q3.  The EBITDA margin is expected to be around 47%, compared to previous guidance of the mid-40s. Capex is still expected to be approximately $700 million in 2010, and the operating free cash flow margin is expected to be in the high teens, compared to previous guidance of the mid teens.

Comments on the financial statements

Operating free cash flow for Q2 10 was $227 million, or 24% of revenues. Capex was low in the quarter as a result of phasing, and is expected to be higher during H2.

Millicom booked foreign exchange losses in Q2 10 of $35 million as a consequence of the revaluation in local currency of the US$ denominated debt in the operations.

Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or unavailable. Approximately 43% of the Group’s gross debt held at operational level is denominated in local currency, thus limiting foreign exchange exposure.  The main countries carrying dollar-denominated debt are Honduras, Ghana, Tanzania, Bolivia and DRC.

The effective tax rate for the quarter was 31%, which has been impacted by the high level of withholding tax on dividends upstreamed from our operations.

Millicom benefited from a low cost of financing in Q2 10, coming from declining interest rates on its variable rate debt.  Over time, the Group intends to limit its exposure to variable rates through hedging.

Millicom now has $1,229 million of cash in hand, with around 86% of it held in US dollars. In addition, Millicom has $47 million held on pledged deposit for a financing in Chad.

The net debt to EBITDA ratio was approximately 0.7x after the payment of the dividends. We commenced the share buyback program in May.  As at the end of June, we had acquired 86,400 shares at an average price of $81.77 (pre-dividend), for a total consideration of $7 million.  We intend to continue the $300 million program in Q3 and complete it by the end of the year.

The average gross debt maturity as at 30 June 2010 was 2 years and 6 months.

Millicom upstreamed $280 million in cash during Q2 10, through a combination of dividends, management fees and royalties. We have upstreamed more cash in H1 2010 than in the whole of 2009.

In June we completed the first phase of our Ghana tower deal with the transfer of 272 towers to Helios Towers Ghana, and received $12 million cash consideration.

Other information

The consolidated income statements for the three and six months ended June 30, 2010 and 2009, the consolidated balance sheets as at June 30, 2010 and December 31, 2009, the condensed consolidated statements of cash flows for the six months ended June 30, 2010 and 2009 and the condensed consolidated changes in equity for the six months ended June 30, 2010 and 2009 are determined based on accounting principles consistent to those used for the 2009 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the third quarter of 2010 will be published on October 19, 2010.

This year we will be hosting a market visit to Tanzania on 8-9 September.  Over two days, we intend to give deeper insights into operating in Africa, as well as updating investors and analysts on Group strategy.  If you would like to attend, please contact investors@millicom.com

Luxembourg — July 20, 2010

Mikael Grahne, President & Chief Executive Officer

Millicom International Cellular S.A

15 rue Léon Laval

L-3372 Leudelange

Luxembourg

Tel : +352 27 759 101

Registration number: R.C.S. Luxembourg B 40.63

CONTACTS

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Peregrine Riviere	Telephone: +352 691 750 098
Head of External Communications

Emily Hunt	Telephone: +44 (0)7779 018 539
Investor Relations

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Latin America, Africa and Asia. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 267 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Tuesday, July 20, 2010.  The dial-in numbers are: +44 (0)20 7806 1955, +46 (0)8 5352 6407 or +1 212 444 0413 and the pass code is 2043632#.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 2043632#.

Appendices

•                  Consolidated income statements for the three months ended June 30, 2010 and 2009

•                  Consolidated income statements for the six months ended June 30, 2010 and 2009

•                  Consolidated balance sheets as at June 30, 2010 and December 31, 2009

•                  Condensed consolidated statements of changes in equity for the six months ended June 30, 2010 and 2009

•                  Condensed consolidated statements of cash flows for the six months ended June 30, 2010 and 2009

•                  Pro forma quarterly income statements to reflect the full consolidation of Honduras

•                  Quarterly analysis by cluster

•                  Total cellular customers and market position by country

•                  Total cellular revenues by country

•                  Local currency recurring monthly ARPU

•                  Revenue growth - Forex effect by region

•                  Impact of main currency movements on quarterly revenues

Millicom International Cellular S.A.

Consolidated income statements
for the three months ended June 30, 2010 and 2009

	QTR ended June 30, 2010	QTR ended June 30, 2009
	(Unaudited) US$’000	(Unaudited) US$’000
Revenues	928,550	814,312
Operating expenses
Cost of sales (excluding depreciation and amortization)	(195,172)	(169,600)
Sales and marketing	(167,481)	(156,819)
General and administrative expenses	(129,900)	(116,706)
EBITDA	435,997	371,187
Corporate costs	(22,258)	(16,624)
Gain/(loss) on disposal/Write down of assets, net	2,264	(1,378)
Depreciation and amortization	(160,071)	(144,256)
Operating profit	255,932	208,929
Interest expense	(46,825)	(44,732)
Interest and other financial income	2,816	3,400
Other non operating expenses	(34,722)	(7,223)
Profit before taxes from continuing operations	177,201	160,374
Taxes	(54,993)	(51,492)
Profit before discontinued operations and non-controlling interest	122,208	108,882
Result from discontinued operations	3,285	(6,541)
Non-controlling interest	8,797	11,925
Net profit for the period	134,290	114,266
Basic earnings per common share (US$)	1.23	1.05

Weighted average number of shares outstanding in the period (‘000)	108,839	108,508

Profit for the period used to determine diluted earnings per common share	134,290	114,266
Diluted earnings per common share (US$)	1.23	1.05

Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	109,040	108,629

Millicom International Cellular S.A.

Consolidated income statements
for the six months ended June 30, 2010 and 2009

	6M ended June 30, 2010	6M ended June 30, 2009
	(Unaudited) US$’000	(Unaudited) US$’000
Revenues	1,833,581	1,592,847
Operating expenses
Cost of sales (excluding depreciation and amortization)	(384,039)	(342,420)
Sales and marketing	(334,718)	(310,310)
General and administrative expenses	(254,996)	(217,130)
EBITDA	859,828	722,987
Corporate costs	(39,395)	(33,289)
Loss on disposal/Write down of assets, net	(286)	(2,408)
Depreciation and amortization	(326,073)	(277,726)
Operating profit	494,074	409,564
Interest expense	(89,979)	(84,793)
Interest income	5,131	6,358
Revaluation of previously held interests	—	32,319
Other non operating expenses	(29,887)	(37,296)
Profit before taxes from continuing operations	379,339	326,152
Taxes	(115,165)	(92,811)
Profit before discontinued operations and non-controlling interest	264,174	233,341
Result from discontinued operations	6,385	(5,725)
Non-controlling interest	19,265	26,270
Net profit for the period	289,824	253,886
Basic earnings per common share (US$)	2.66	2.34

Weighted average number of shares outstanding in the period (‘000)	108,759	108,473
Profit for the period used to determine diluted earnings per common share	294,628	253,886

Diluted earnings per common share (US$)	2.66	2.34
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,937	108,613

Millicom International Cellular S.A.

Consolidated balance sheets

as at June 30, 2010 and December 31, 2009

	June 30, 2010	December 31, 2009
	(Unaudited) US$’000	US$’000
Assets
Non-current assets
Intangible assets, net	1,024,844	1,044,837
Property, plant and equipment, net	2,606,203	2,710,641
Investment in associates	8,548	872
Pledged deposits	46,823	53,333
Deferred taxation	23,089	19,930
Other non current assets	10,459	7,965
Total non-current assets	3,719,966	3,837,578
Current assets
Inventories	57,201	46,980
Trade receivables, net	219,935	224,708
Amounts due from joint venture partners	34,510	52,590
Prepayments and accrued income	103,553	65,064
Current tax assets	27,217	17,275
Supplier advances for capital expenditure	55,430	49,165
Other current assets	66,926	58,159
Time deposits	344	50,061
Cash and cash equivalents	1,228,766	1,511,162
Total current assets	1,793,882	2,075,164
Assets held for sale	78,169	78,276
Total assets	5,592,017	5,991,018

Millicom International Cellular S.A.

Consolidated balance sheets
as at June 30, 2010 and December 31, 2009

	June 30, 2010	December 31, 2009
	(Unaudited) US$’000	US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 108,966,532 shares, including 86,400 treasury stock, at June 30, 2010)	678,863	660,547
Other reserves	(114,351)	(64,930)
Accumulated profits brought forward	1,134,354	937,398
Net profit for the period/year	289,824	850,788
	1,988,690	2,383,803
Non-controlling interest	(94,684)	(73,673)
Total equity	1,894,006	2,310,130
Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	455,020	454,477
Other debt and financing	1,524,832	1,458,423
Other non-current liabilities	107,227	88,142
Deferred taxation	75,190	66,492
Total non-current liabilities	2,162,269	2,067,534
Current liabilities
Debt and other financing	536,289	433,987
Capex accruals and payables	249,591	276,809
Other trade payables	183,948	194,691
Amounts due to joint venture partners	34,034	52,180
Accrued interest and other expenses	201,202	173,609
Current tax liabilities	64,074	93,364
Dividend payable	—	134,747
Other current liabilities	222,395	210,385
Total current liabilities	1,491,533	1,569,772
Liabilities directly associated with assets held for sale	44,209	43,582
Total liabilities	3,698,011	3,680,888
Total equity and liabilities	5,592,017	5,991,018

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the six months ended June 30, 2010 and 2009

	June 30, 2010	June 30, 2009
	(Unaudited) US$’000	(Unaudited) US$’000
Equity as at January 1	2,310,130	1,652,077
Profit for the period	289,824	253,886
Stock compensation	6,219	2,152
Purchase of treasury stock	(7,065)	—
Dividends paid	(653,779)	—
Shares issued via the exercise of stock options	1,630	318
Acquisition of non-controlling interests in Millicom’s operation in Chad	—	(9,523)
Movement in currency translation reserve	(30,301)	(31,665)
Movement in cash flow Hedge reserve	(1,641)	—

Non-controlling interest	(21,011)	(26,723)
Equity as at June 30	1,894,006	1,840,522

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows

for the six months ended June 30, 2010 and 2009

	June 30, 2010	June 30, 2009
	(Unaudited) US$’000	(Unaudited) US$’000
EBITDA	859,828	722,987
Movements in working capital	(31,016)	37,813
Capex (net of disposals)	(219,969)	(430,746)
Taxes paid	(147,580)	(102,512)
Operating Free Cash Flow	461,263	227,542
Corporate costs (excluding share based compensation)	(33,176)	(31,137)
Interest paid, net	(72,697)	(68,518)
Free Cash Flow	355,390	127,887
Acquisition of subsidiaries	—	(55,524)
Other investing activities	47,135	(5,459)
Cash flow from (used by) operating and investing	402,525	66,904

Cash flow from financing	(683,845)	125,603

Cash from (used by) discontinued operations	—	(32,216)
Cash effect of exchange rate changes	(1,076)	(1,584)

Net increase (decrease) in cash and cash equivalents	(282,396)	158,707
Cash and cash equivalents, beginning	1,511,162	674,195
Cash and cash equivalents, ending	1,228,766	832,902

Millicom International Cellular S.A.

Pro forma quarterly income statements
to reflect the full consolidation of Honduras

	QTR ended Jun 30, 2010	QTR ended Mar 31, 2010	QTR ended Dec 31, 2009	QTR ended Sep 30, 2009	QTR ended Jun 30, 2009	QTR ended Mar 31,2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Revenues	977,349	953,750	972,367	903,893	865,763	829,310
Operating expenses
Cost of sales (excluding depreciation and amortization)	(203,814)	(197,637)	(204,479)	(189,299)	(178,867)	(177,587)
Sales and marketing	(175,347)	(175,761)	(184,532)	(170,264)	(166,888)	(165,221)
General and administrative expenses	(134,211)	(129,307)	(125,733)	(126,342)	(120,607)	(108,295)
EBITDA	463,977	451,045	457,623	417,988	399,401	378,207
Corporate costs	(22,258)	(17,173)	(23,992)	(18,475)	(16,624)	(16,701)
Gain/(Loss) on disposal/Write down of assets, net	2,264	(2,695)	(3,676)	(1,137)	(1,529)	(1,036)
Depreciation and amortization	(167,696)	(172,748)	(186,154)	(162,137)	(149,387)	(139,440)
Operating profit	276,287	258,429	243,801	236,239	231,861	221,030
Interest expense	(48,870)	(44,813)	(47,484)	(44,647)	(46,437)	(41,518)
Interest income	2,839	2,332	3,559	1,712	3,485	3,029
Revaluation of previously held interests	—	—	—	—	—	32,319
Other non operating income/(expenses)	(34,776)	4,610	(1,938)	9,139	(7,257)	(29,837)
Profit before taxes from continuing operations	195,480	220,558	197,938	202,443	181,652	185,023
Taxes	(64,003)	(65,961)	(49,955)	(56,637)	(58,276)	(47,169)
Profit before discontinued operations and non-controlling interest	131,477	154,597	147,983	145,806	123,375	137,854
Result from discontinued operations	3,285	3,100	309,616	(3,549)	(6,541)	1,098
Non-controlling interest	(472)	(2,163)	(3,388)	434	(2,568)	668
Net profit for the period	134,290	155,534	454,211	142,691	114,266	139,620
Basic earnings per common share (US$)	1.23	1.43	4.18	1.31	1.05	1.29
Weighted average number of shares outstanding in the period (‘000)	108,839	108,678	108,625	108,531	108,508	108,436
Profit for the period used to determine diluted earnings per common share	134,290	155,534	454,211	142,691	114,266	139,620
Diluted earnings per common share (US$)	1.23	1.43	4.18	1.31	1.05	1.29
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	109,040	108,869	108,790	108,763	108,629	108,583

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q2 10	Q1 10	Q4 09	Q3 09	Q2 09	Increase Q2 09 to Q2 10
Revenues (US$’000) (i)
Central America	330,487	321,710	330,409	326,385	331,637	0%
South America	323,204	312,303	312,823	277,136	249,180	30%
Africa	219,305	217,065	227,201	200,482	183,311	20%
Amnet & Navega	55,554	53,953	53,249	52,195	50,184	11%
Total Revenues	928,550	905,031	923,682	856,198	814,312	14%

EBITDA (US$’000) (i)
Central America	190,967	182,327	181,379	180,156	187,167	2%
South America	138,128	132,319	134,601	112,782	97,597	42%
Africa	81,001	83,335	89,352	74,819	61,748	31%
Amnet & Navega	25,901	25,850	25,397	23,987	24,675	5%
Total EBITDA	435,997	423,831	430,729	391,744	371,187	17%

Total mobile customers at end of period (i)
Central America	13,370,455	13,221,362	12,901,710	12,366,164	12,122,650	10%
South America	9,239,165	9,026,688	8,815,217	8,413,968	8,059,459	15%
Africa	14,119,102	12,845,885	12,203,177	11,077,166	10,575,449	34%
Total	36,728,722	35,093,935	33,920,104	31,857,298	30,757,558	19%

Attributable mobile customers at end of period (i)
Central America	9,161,319	9,101,866	8,900,279	8,547,308	8,409,404	9%
South America	9,239,165	9,026,688	8,815,217	8,413,968	8,059,459	15%
Africa	13,894,168	12,622,516	11,984,463	10,866,206	10,367,930	34%
Total	32,294,652	30,751,070	29,699,959	27,827,482	26,836,793	20%

(i)           Excludes discontinued operations

Millicom International Cellular S.A.

Total cellular customers and market position by country
(Unaudited)

		Country Population	MIC Market		Total customers (iii)
Country	Equity Holding	(million) (i)	Position (ii)	Net Adds Q2 10	Q2 10	Q2 09	y-o-y Growth
Central America
El Salvador	100.0%	7	1 of 5	(30,427)	2,785,564	2,702,263	3%
Guatemala	55.0%	13	1 of 3	255,423	5,835,760	4,912,434	19%
Honduras	66.7%	8	1 of 4	(75,903)	4,749,131	4,507,953	5%

South America
Bolivia	100.0%	10	2 of 3	32,611	2,117,270	1,806,174	17%
Colombia	50.0%+1share	46	3 of 3	126,703	3,941,216	3,436,192	15%
Paraguay	100.0%	7	1 of 4	53,163	3,180,679	2,817,093	13%

Africa
Chad	100.0%	10	1 of 2	94,701	1,223,333	801,442	53%
DRC (iv)	100.0%	69	1 of 5	217,250	1,821,841	1,267,860	44%
Ghana	100.0%	24	2 of 5	305,770	3,406,022	2,896,251	18%
Mauritius	50.0%	1	2 of 3	3,131	449,869	415,038	8%
Rwanda	87.5%	10	3 of 3	259,461	373,929	—	—
Senegal	100.0%	14	2 of 4	75,008	2,450,540	2,112,598	16%
Tanzania	100.0%	41	2 of 7	317,896	4,393,568	3,082,260	43%

Total customers excluding Amnet and discontinued operations		260		1,634,787	36,728,722	30,757,558	19%

(i)                                  Source: CIA The World Fact Book

(ii)                              Source: Millicom.  Market position derived from active customers based on interconnect

(iii)                          Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

(iv)                            DRC market position relates to the Kinshasa/Bas Congo area only

Millicom International Cellular S.A.

Cellular revenues by country (100% basis) (unaudited)

				y-o-y
Country	Currency	Q2 10	Q2 09	Growth
		LC million	LC million
Central America
El Salvador	USD	100	108	(7)%
Guatemala	GTQ	1,942	1,789	9%
Honduras	HNL	2,765	2,897	(5)%

South America
Bolivia	BOB	504	395	28%
Colombia	COP	277,008	231,635	20%
Paraguay	PYG	516,629	455,686	13%

Africa
Chad	XAF	13,513	10,527	28%
DRC	USD	32	23	39%
Ghana	GHS	71	68	4%
Mauritius	MUR	578	508	14%
Senegal	XAF	18,789	17,988	4%
Tanzania	TZS	87,345	61,711	42%

Local currency monthly recurring ARPU (unaudited)

Country	Currency	Q2 10	Q1 10	Q4 09	Q3 09	Q2 09
		LC	LC	LC	LC	LC
Central America
El Salvador	USD	11	11	12	12	13
Guatemala	GTQ	102	104	104	113	115
Honduras	HNL	191	190	197	194	216

South America
Bolivia	BOB	77	76	82	77	75
Colombia	COP	22,159	22,159	22,632	21,541	21,488
Paraguay	PYG	48,473	49,557	53,699	51,464	49,301

Africa
Chad	XAF	3,818	4,176	4,787	4,342	4,686
DRC	USD	6	6	7	7	6
Ghana	GHS	7	7	8	8	8
Mauritius	MUR	344	375	394	415	336
Senegal	XAF	2,509	2,829	2,991	2,707	2,821
Tanzania	TZS	6,836	6,689	7,425	7,339	7,093

Revenue growth — Forex effect by region

US$m	Revenue Q2 09	Constant currency growth	Forex	Revenue Q2 10	LC Growth %

Central America	332	(3)	2	331	(1)%
South America	249	48	26	323	19%
Africa	183	43	(7)	219	23%
Cable	50	5	1	56	9%
Total	814	93	22	929	11%

Impact of main currency movements on quarterly revenues

	Q2 10 vs. Q2 09	Q2 10 vs. Q1 10
Ghana	2.6%	0.2%
Guatemala	1.5%	2.7%
Tanzania	(9.2)%	(6.9)%
Paraguay	7.7%	(0.2%
Chad/Senegal	(7.1)%	(7.1)%
Colombia	18.8%	0.8%